Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Paylocity Holding Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-194840, 333-201983, 333-209520) on Form S-8 of Paylocity Holding Corporation (the Company) and subsidiary of our report dated August 12, 2016, with respect to the consolidated balance sheets of the Company as of June 30, 2015 and 2016, and the related consolidated statements of operations, changes in the redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended June 30, 2016, and the effectiveness of internal control over financial reporting as of June 30, 2016, which report appears in the June 30, 2016 annual report on Form 10-K of Paylocity Holding Corporation and subsidiary.

(signed) KPMG LLP

Chicago, Illinois

August 12, 2016